Exhibit 99.1
Province of Manitoba
2011/12 Quarterly Financial Report
April to June 2011
CONTENTS
Introduction
Quarterly Financial Results
Economic Performance and Outlook
INTRODUCTION
Budget 2011 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board and fully reflects Generally Accepted Accounting Principles (GAAP). A summary budget presents a more complete picture of how the provincial government and the other related entities operate as a whole and what the total cost is of providing services and programs to people in Manitoba.
The financial information in this quarterly financial report is presented in the same format as the budget. The first quarter financial report presents information on the GRE for the three months ending June 30, 2011. The report also contains an economic performance and outlook. Consistent with prior years, an updated projection for the year end will be provided in the second quarter report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2011
GOVERNMENT REPORTING ENTITY (GRE)
The unprecedented flooding in 2011 has resulted in unbudgeted expenditures for flood fighting, mitigation work and compensation programs that will affect the budgeted results for 2011/12. While the net impact will depend on the results of ongoing consultations with Canada respecting cost-sharing, preliminary forecasts indicate a net provincial cost of $154 million after anticipated federal cost-shared recoveries of $478 million.
The 2011/12 projection for unbudgeted expenditures includes Building and Recovery Action Plan and Disaster Financial Assistance costs of $455 million to support homeowners, businesses, First Nation communities and municipalities as well as $177 million for AgriRecovery programs to support livestock and crop producers.
Infrastructure expenditures will include the restoration of bridges, roads and dikes and $100 million for the construction of an outlet channel to alleviate the pressure on Lake Manitoba and Lake St. Martin.
A Special Warrant has been issued to provide authority for the flood related expenditures. The overall financial situation will continue to be monitored in light of the magnitude and continuing effects of the natural disaster, as well as pressures in supports for families and corrections. More complete information on expenditure and revenue projections will provide the basis for a revised year end result in the second quarter report.
Projection of Summary Net Income/(Loss)
For the Fiscal Year Ending March 31, 2012
UNAUDITED

	2011/12 Budget
	Core	Consolidation Impacts and
(Millions of Dollars)	Government	Other Reporting Entities	Summary
Revenue	10,772	2,622	13,394

Expenditure	11,348	2,626	13,974

In-Year Adjustment/Lapse	(65)	(80)	(145)

NET RESULT FOR THE YEAR	(511)	76	(435)

2011 Spring Flood Contingency
Expenditures	(30)	—	(30)
Recovery From Disaster Financial Assistance	27	—	27

Total 2011 Spring Flood Estimate	(3)	—	(3)

Transfer from Fiscal Stabilization Account	50	(50)	—

NET INCOME (LOSS)	(464)	26	(438)

PROVINCE OF MANITOBA	APRIL TO JUNE 2011
QUARTERLY FINANCIAL RESULTS
The unaudited net result of the Government Reporting Entity for the first three months of the fiscal year is $(491) million, $103 million better than estimated. The variance is the net result of revenue being $20 million higher than anticipated and expenditure being $83 million lower than estimated.
The three-month revenue variance is a combined result of higher net income of Government Business Enterprises as a result of timing of receipts and expenditures, partially offset by lower than estimated federal transfers and fees and other revenue as a result of timing. Expenditure variances are primarily the result of timing of core government expenditures.
Government Reporting Entity Operating Statement
UNAUDITED

	Year-to-Date to June 30
	2011/12			2010/11
($000s)	Actual	Estimated	Variance	Actual

Revenue
Income Taxes	756,183	756,183	—	668,199
Other Taxes	696,067	701,732	(5,665)	623,638
Fees and Other Revenue	402,231	439,553	(37,322)	417,371
Federal Transfers	891,052	919,803	(28,751)	955,826
Net Income of Government Business Enterprises	167,362	84,324	83,038	180,128
Sinking Funds and Other Earnings	68,085	59,565	8,520	57,111

Total Revenue	2,980,980	2,961,160	19,820	2,902,273

Expenditure
Health and Healthy Living	1,307,719	1,357,776	(50,057)	1,252,676
Education	1,075,895	1,116,684	(40,789)	947,790
Family Services and Consumer Affairs	345,474	367,539	(22,065)	324,531
Community, Economic and Resource Development	397,457	358,545	38,912	272,302
Justice and Other Expenditures	179,730	188,547	(8,817)	142,256
Debt Servicing Costs	165,377	165,482	(105)	181,043

Total Expenditure	3,471,652	3,554,573	(82,921)	3,120,598

In-Year Adjustment/Lapse	—	—	—	—
Net Result	(490,672)	(593,413)	102,741	(218,325)

Core government revenue and expenditure details are provided in Appendix I and II on pages 9 and 10.

PROVINCE OF MANITOBA	APRIL TO JUNE 2011
Infrastructure and Capital Asset Renewal
Expenditures for infrastructure and capital asset renewal in 2011/12 are budgeted to be $1.8 billion to support continued economic growth and provide for the services Manitobans need in the future. The projects are supported by $107 million in federal funding.
Based on principles of sound financial management, Manitoba has been able to increase the assets of the province while maintaining a manageable level of debt. Budget 2011 continues to provide the resources for upgrading Manitoba’s roads and highways, wastewater treatment plants, health facilities across the province, building and restoring much needed social housing and modernizing our schools and post-secondary institutions.
As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in capital assets — like the Red River Floodway, highway infrastructure and economic stimulus investments — are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure projects to create jobs and stimulate the economy, an increase in the net debt to GDP ratio to 26.2% was projected in Budget 2011.
Core government capital investment details are provided in Appendix III on page 11.
SPECIAL ACCOUNTS
Fiscal Stabilization
The budgeted draw for 2011/12 includes health-related programming of $25 million and $8 million for requirements related to ecoTrust funds.
Manitoba’s Five-Year Economic Plan incorporated a legislated requirement to dedicate at least $600 million of the funds set aside in this Account to retire a portion of the debt and interest expense associated with the core government operating shortfalls during the economic recovery period. In 2011/12, $110 million will be withdrawn for debt repayment as well as $14 million for the interest expense associated with the core government operating shortfall.
Pension Assets
The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.
The fund balance is projected to increase in 2011/12 as government continues to address the unfunded liability for the Civil Service Superannuation Fund and net investment earnings.
Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur but are recognized over the employee average remaining service life (EARSL).

PROVINCE OF MANITOBA	APRIL TO JUNE 2011
PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
Manitoba’s borrowing requirement identified in the 2011 Budget was $3.8 billion including refinancing of $2.0 billion and new cash requirements of $2.7 billion, offset by prefunding of $489 million and estimated repayments of $412 million.
New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions, Manitoba Hydro and for the funding of the unfunded pension liability for the Civil Service Superannuation Plan. Estimated repayments are primarily for general purpose borrowings and departmental capital investment.
While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year end forecast remains unchanged from that stated in the budget as shown in the table on the following page.
An updated forecast for 2011/12 with comparative date for 2010/11 actual results will be provided in the second quarter report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2011
Provincial Borrowings, Guarantees and Obligations

	2011/12 Budget
	$ millions	$ Per Capita*
Provincial Borrowings, Guarantees and Obligations[1]
General Government Programs	7,309	5,842
General Government Programs — Pensions[2]	2,595	2,074
Manitoba Hydro	8,901	7,115
Other Crown Organizations	1,868	1,493
Health Facilities	1,264	1,010
Government Enterprises and Other[3]	41	33
Capital Investments	3,183	2,544

Subtotal	25,161	20,111

Other Obligations
Pension Liability	6,901
Pension Asset Fund	(5,185)

Net Pension Liability	1,716
Debt incurred for and repayable by the Manitoba Hydro Electric Board, net of sinking funds	(8,663)
Education and Health Debt held by Government Enterprises	496
Other Debt of Crown Organizations, net of sinking funds	255

Subtotal	(6,196)

Total Provincial Borrowings, Guarantees and Obligations	18,965

Adjustments to arrive at Summary Net Debt
Guarantees	(241)
Net Financial Assets	(3,920)

Summary Net Debt	14,804	11,833

Summary Net Debt as a percentage of GDP	26.2%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Provincial borrowings, guarantees and obligations are net of sinking funds.

2.	In 2011/12, the Government plans to allocate an additional $240 million to address pension obligations for the civil service.

3.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at June 30, 2011, total provincial borrowings and guarantees were payable 92% in Canadian dollars and 8% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 79% in Canadian dollars (77% at March 31, 2011) and 21% in U.S. dollars (23% at March 31, 2011).

*	Per capita is based upon projected annual population figures at July 1, 2011, included in Budget 2011.

PROVINCE OF MANITOBA	APRIL TO JUNE 2011
ECONOMIC PERFORMANCE AND OUTLOOK
Manitoba’s economic growth is expected to be relatively strong over the next two years. The Manitoba Finance survey of economic forecasters, conducted June 27, 2011, projects that Manitoba`s real GDP will expand 2.8% this year, slightly above the projected national increase of 2.7%. In 2012, Manitoba’s real GDP is expected to increase 2.7%, matching the projected national increase. For 2010, Manitoba Bureau of Statistics estimates Manitoba’s real GDP increased 2.5%.
Despite the relatively favourable outlook for Manitoba, the current global economic circumstances remain fragile with substantial downside risks in several key regions. In the U.S., Manitoba’s largest foreign export market, the continuing high level of unemployment coupled with fiscal uncertainty for federal and state governments could undermine growth over the medium term. Similarly, disruptions in a number of European countries associated with the sovereign debt problem could also restrain global growth. In Manitoba, the challenges include the effects of the strengthening Canadian dollar and economic consequences of flooding associated with high levels of precipitation.
A review of major economic indicators shows that economic developments in Manitoba through the first half of 2011 continue to be positive. Manitoba`s employment expanded 1.1%, through July of this year, following 1.9% growth in 2010. The national increase in 2011 is 1.7%. Manitoba’s full-time employment is up 1.6% while part-time employment is down 1.3%. The unemployment rate has averaged 5.4% in 2011, second-lowest among provinces and below the national rate of 7.6%. Manitoba’s youth unemployment rate is 11.8%, third lowest in Canada.
Manitobans’ average weekly earnings have improved in 2011 with 3.9% year-to-date growth compared to 2.0% in 2010. Nationally, average weekly earnings have increased 3.5% in 2011. The combination of good employment growth and stronger average weekly earnings has boosted labour income earned in Manitoba by 4.9% so far in 2011.
Manitoba’s retail sales rose 3.9% in the first five months of 2011. National retail sales increased 3.0% over the same period. Manitoba’s increase is fifth highest among provinces.
After increasing by 41.1% in 2010 to a 23 year record 5,888 units, Manitoba housing starts have declined 6.1% in the first half of 2011. An increase in construction of multiple units (apartments and semi-detached homes) is offset by a decrease in single detached family unit starts. Canada’s housing starts are down by 4.6% on a year-to-date basis in 2011.
Capital investment spending is expected to moderate in 2011. Statistics Canada’s survey of investor intentions indicates a 1.1% increase in capital spending in 2011. Private investment is expected to increase 0.6% and public investment by 1.9%. By industry, manufacturing is expected to post the strongest increase with 29.4% growth.
Manitoba has posted the steadiest growth in private capital investment among provinces, posting only one annual decline in private investment over a twenty year period. Between 2005 and 2010, Statistics Canada estimates that private investment in the province grew 35.5%, three times the rate of increase for Canada as a whole the second-highest increase in private investment among provinces.
Despite the strengthening Canadian currency, Manitoba’s manufacturing sector turned around in 2010 and has continued to expand in 2011. With strength across a broad range of manufacturing industries, Manitoba sales

PROVINCE OF MANITOBA	APRIL TO JUNE 2011
increased 8.8% during the first five months of 2011, compared to the same period in 2010. Canada sales increased 7.4% so far in 2011.
Corresponding to an increase in manufacturing sales, the value of foreign merchandise exports increased 13.1% in the first five months of 2011. Manitoba exports to the U.S. are up 4.3% while non-U.S. exports increased 30.5%.
Given the growth in exports to non-U.S. destinations, Manitoba has been successful in finding diversified markets for its products. Ten years ago, non-U.S. markets accounted for 22% of total exports. In 2010, that proportion has increased to 36%, well above the 25% non-U.S. share for Canada.
In the first quarter of 2011, Manitoba farm cash receipts declined 4.0%. Crop receipts decreased 8.7% due to declines in canola and flax receipts. Livestock receipts were up 3.1% with strength in hog receipts partially offset by weakness in cattle receipts. Direct payments (crop insurance and other programs) increased 8.3%.
The Consumer Price Index has increased by 2.8% on a year-to-date basis in 2011, below the national increase of 3.0%. For 2011, Manitoba Finance’s survey of economic forecasts indicates CPI inflation will average about 2.2% in Manitoba and 2.4% in Canada.
On April 1 of this year, Manitoba’s population reached 1,246,396, an annual increase of 16,121 persons. The year-over-year gain in population is the highest in at least 40 years. Manitoba’s population grew 1.31%, from the previous year, ahead of Canada’s increase of 1.06% and third among provinces.
For updates and more details please see the Manitoba Economic Highlights at: http://www.gov.mb.ca/finance/pdf/highlights.pdf

PROVINCE OF MANITOBA	APRIL TO JUNE 2011

2011/12 Core Government Revenue by Source	Appendix I
UNAUDITED

	Year-to-Date to June 30				Full Year
		2011/12		2010/11	2011/12
($000s)	Actual	Estimated	Variance	Actual	Budget
Income taxes
Individual Income Tax	661,797	661,797	—	604,389	2,724,800
Corporation Income Tax	94,386	94,386	—	63,810	423,400

Subtotal: Income Taxes	756,183	756,183	—	668,199	3,148,200

Other Taxes
Corporations Taxes	40,935	42,735	(1,800)	60,564	188,000
Fuel Taxes	59,403	58,295	1,108	35,878	247,200
Land Transfer Tax	15,721	14,766	955	14,500	62,500
Levy for Health and Education	92,772	93,447	(675)	59,191	395,400
Mining Tax	14,068	13,982	86	3,480	35,000
Retail Sales Tax	425,235	425,864	(629)	252,531	1,671,100
Tobacco Tax	60,661	65,443	(4,782)	39,602	253,400
Other Taxes	7,611	7,539	72	2,504	11,490

Subtotal: Other Taxes	716,406	722,071	(5,665)	468,250	2,864,090

Fees and Other Revenue
Fines and Costs and Other Legal	11,510	11,510	—	12,008	50,582
Minerals and Petroleum	11,916	11,916	—	8,510	22,314
Automobile and Motor Carrier Licences and Fees	39,204	40,000	(796)	36,039	130,026
Parks: Forestry and Other Conservation	3,008	3,008	—	3,819	29,379
Water Power Rentals	29,006	23,400	5,606	24,120	115,000
Service Fees and Other Miscellaneous Charges	17,574	14,803	2,771	24,573	135,842
Revenue Sharing from SOAs	6,358	6,545	(187)	6,358	26,180

Subtotal: Fees and Other Revenue	118,576	111,182	7,394	115,427	509,323

Federal Transfers
Equalization	416,480	416,480	—	456,506	1,941,700
Canada Health Transfer (CHT)	250,540	250,540	—	238,340	1,002,200
Canada Social Transfer (CST)	104,002	104,002	—	101,174	416,000
Health Funds	2,258	2,258	—	2,540	9,000
Infrastructure Renewal	—	—	—	—	66,500
Economic Stimulus	—	—	—	—	17,903
Manitoba Floodway Expansion	—	—	—	—	22,491
Shared Cost and Other Transfers	48,311	24,394	23,917	26,254	172,022

Subtotal: Federal Transfers	821,591	797,674	23,917	824,814	3,647,816

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	18,057	14,200	3,857	15,700	254,800
Manitoba Lotteries Corporation	84,000	84,000	—	76,750	348,300

Subtotal: Net Income of GBEs	102,057	98,200	3,857	92,450	603,100

Total Revenue	2,514,813	2,485,310	29,503	2,169,140	10,772,529

PROVINCE OF MANITOBA	APRIL TO JUNE 2011

2011/12 Core Government Expenditure by Sector/Department	Appendix II
UNAUDITED

	Year-to-Date to June 30				Full Year
	2011/12			2010/11	2011/12
($000s)	Actual	Estimated	Variance	Actual[2]	Budget[1]
Health and Healthy Living
Health	1,179,492	1,237,128	(57,636)	1,125,492	4,925,016
Healthy Living, Youth and Seniors	24,435	21,114	3,321	16,656	77,897

Total Health and Healthy Living	1,203,927	1,258,242	(54,315)	1,142,148	5,002,913

Education
Advanced Education and Literacy	131,746	127,345	4,401	122,156	661,537
Education	552,826	569,298	(16,472)	548,513	1,586,218

Total Education	684,572	696,643	(12,071)	670,669	2,247,755

Family Services and Consumer Affairs	342,014	364,044	(22,030)	319,609	1,389,378

Community, Economic and Resource Development
Aboriginal and Northern Affairs	10,430	11,537	(1,107)	8,625	38,551
Agriculture, Food and Rural Initiatives	26,281	18,332	7,949	16,068	230,549
Conservation	32,650	39,479	(6,829)	28,713	130,736
Entrepreneurship, Training and Trade	25,760	32,516	(6,756)	25,472	142,452
Housing and Community Development	24,233	24,283	(50)	15,928	83,076
Infrastructure and Transportation	156,839	144,770	12,069	115,529	594,299
Innovation, Energy and Mines	23,614	23,854	(240)	20,276	90,022
Local Government	38,796	48,588	(9,792)	27,019	307,952
Water Stewardship	8,382	13,036	(4,654)	6,932	35,450

Total Community, Economic and Resource Development	346,985	356,395	(9,410)	264,562	1,653,087

Justice and Other Expenditures
Legislative Assembly	10,141	10,773	(632)	8,817	55,284
Executive Council	1,728	1,628	100	828	3,827
Civil Service Commission	4,888	4,902	(14)	4,656	21,656
Culture, Heritage and Tourism	20,942	17,878	3,064	20,066	64,100
Employee Pensions and Other Costs	(2,093)	(2,948)	855	(1,033)	15,817
Finance	30,751	31,322	(571)	(4,050)	87,557
Justice	81,987	89,666	(7,679)	68,187	431,972
Labour and Immigration	11,046	12,907	(1,861)	11,122	62,863
Sport	2,684	3,087	(403)	2,729	11,959
Enabling Appropriations	708	2,284	(1,576)	3,289	12,246
Other Appropriations	—	—	—	5,770	30,151

Total Justice and Other Expenditures	162,782	171,499	(8,717)	120,381	797,432

Debt Servicing Costs	28,170	28,275	(105)	55,839	257,785

Total Expenditure	2,768,450	2,875,098	(106,648)	2,573,208	11,348,350
Subtract: Total Revenue Estimate (Appendix 1)	2,514,813	2,485,310	29,503	2,169,140	10,772,529
In-Year Adjustment/Lapse	—	—	—	—	(65,000)

Net Result for the Year	(253,637)	(389,788)	136,151	(404,068)	(510,821)

2011 Spring Flood Contingency
Expenditure	(11,861)	(16,000)	4,139	—	(30,000)
Recovery from Disaster Financial Assistance	—	—	—	—	27,000

Total 2011 Spring Flood Contingency	(11,861)	(16,000)	4,139	—	(3,000)
Transfer from Fiscal Stabilization Account	—	—	—	—	49,500

NET INCOME (LOSS)	(265,498)	(405,788)	140,290	(404,068)	(464,321)

1.	Budget figures are adjusted to include Enabling Appropriations.

2.	For comparative purposes the 2010/11 Actual has been re-stated to reflect the 2011/12 appropriation structure.

PROVINCE OF MANITOBA	APRIL TO JUNE 2011

2011/12 Core Government Capital Investment	Appendix III
UNAUDITED

	Year-to-Date to June 30				Full Year
	2011/12			2010/11	2011/12
($000s)	Actual	Estimated	Variance	Actual	Budget
General Assets
Government Services Capital Projects	23,178	22,582	596	21,762	147,336
Transportation Equipment and Aircraft	7,266	6,850	416	6,545	76,403
Information Technology Projects	756	4,189	(3,433)	1,361	20,455
Other Equipment and Buildings	218	382	(164)	116	21,816

	31,418	34,003	(2,585)	29,784	266,010

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	21,242	55,175	(33,933)	58,223	368,000
Manitoba Floodway Expansion	25,000	18,000	7,000	15,000	133,133
Water Control Infrastructure	4,625	3,500	1,125	251	24,150
Parks, Cottage and Camping Projects	2,903	1,005	1,898	724	16,757

	53,770	77,680	(23,910)	74,198	542,040

Total Capital Investment	85,188	111,683	(26,495)	103,982	808,050

1.	Budget figures are adjusted to include Enabling Appropriations.